SIDLEY AUSTIN BROWN & WOOD LLP

CHICAGO
DALLAS
LOS ANGELES
SAN FRANCISCO
WASHINGTON, D.C.

787 SEVENTH AVE.
NEW YORK, NEW YORK 10019
TELEPHONE 212 839 5300
FACSIMILE 212 839 5599
www.sidley.com

FOUNDED 1866

LONDON
SHANGHAI
SINGAPORE
TOKYO

02060205

SUPPL

November 20, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

RECD S.E.C.
NOV 20 2002
1086

Re: Rule 12g3-2(b) Filing Requirements for Grupo Industrial Saltillo, S.A. de C.V. ("GISSA") File No. 82-5019

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), I hereby submit an English-language summary of the following Spanish-language original document pertaining to GISSA:

Information for the Third Quarter ended on September 30, 2002

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

1. GISSA press release, dated October 28, 2002, outlining the financial results for the three and nine month periods ended on September 30, 2002.

This letter and the enclosed document are being furnished in accordance with the requirements of Rule 12g3-2(b), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by GISSA that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger who is delivering the package.

dw 12/4

Please do not hesitate to contact me at (212) 839-5872 with any further questions or comments you may have.

Best regards,

Edward R. Flagg

(Enclosure)

cc: Manuel I. Fernández Pérez
(Grupo Industrial Saltillo, S.A. de C.V.)
Howard M. Kleinman, Esq.
(Sidley Austin Brown & Wood LLP)

NY1 5285661v1

GRUPO INDUSTRIAL SALTILLO

For Immediate Release

EBITDA For 3Q02 reached US$31 Million

Saltillo, Mexico, October 28, 2002 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), one of the Mexico leading industrial companies, today announced results for the three- and nine-month periods ended September 30, 2002[1].

Third Quarter 2002 Financial Highlights

- Revenues were Ps.1,722 million, a 4% year-over-year improvement. In dollar terms, revenues were US$173 million, a 2% year-over-year increase.
- Operating income totaled Ps.191 million, a 13% year-over-year decline. Operating margin decreased to 11% from 13% in 3Q01. In dollar terms, operating income was US$19 million, a 14% year-over-year decline.
- EBITDA amounted to Ps.309 million, a 11% year-over-year decrease. EBITDA margin fell to 18%, from 21% in 3Q01. In dollar terms, EBITDA was US$31 million, a 14% year-over-year decrease.
- For the quarter the Company posted a Net majority gain of Ps.29 million (US$ 3 million), or a gain per ordinary share of Ps.0.10 (US$0.06 per ADS).

Third Quarter Earnings Conference Call

Date:	Monday, October 30, 2002
Time:	11:00 AM US EST, 10:00 AM Mexico Time
Dial Information:	(719) 457-2623
Reservation Number:	701104
Tape Playback:	Starting at 1:00 PM US EST on Wednesday, October 30, 2002, through Midnight US EST on Wednesday, November 6, 2002. Dial-in: (719) 457-0820. Please use code 701104.

[1] Unless otherwise indicated, all financial and operating data discussed in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico and in constant Mexican pesos as of June 30, 2002. All dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each quarter by the applicable average exchange rate for that quarter.

THIRD QUARTER CONSOLIDATED HIGHLIGHTS

Revenues

Revenues for 3Q02 increased 4% year-over-year to Ps.1,722 million, mainly driven by an improvement in sales volume in the Metal and Automotive and Housewares divisions, as shown in Table 1.

Sales volumes at the Metal and Automotive Division were driven primarily by the 48% and 15% increases in sales volume at the Diesel and Aluminum businesses, respectively. This growth was achieved despite the seasonal lower sales as a result of the new model-year change at the OEM's early in the quarter. In addition, sales from this division benefited from the 7% depreciation of the Mexican peso against the US dollar. At the Houseware Division, sales increased 14% year-over-year, mainly due to increased domestic demand of Kitchenware.

The improvement in sales volume was partially offset by an unfavorable product mix at the Bathroom Fixtures and Water Heaters businesses and continued pricing pressures experienced at both the Building Materials and Housewares Divisions, particularly at the Ceramic Tiles, Tableware and Kitchenware businesses.

For the nine-month period revenues amounted to Ps.5,083 million, a 1% decline from the same period last year. This was primarily due to weak sales volume and an unfavorable product mix at the Housewares and Building Products divisions, particularly at the Ceramic Tiles and Ceramic Tableware businesses.

Table 1: Total Sales

	3Q02	2Q02	3Q01	YoY % Change	QoQ % Change	Nine Months 2002	Nine Months 2001	YoY % Change
Revenues (Million Pesos)	1,722	1,687	1,655	4%	2%	5,083	5,160	(1%)
Metal and Automotive	*663*	*691*	*616*	*8%*	*(4%)*	*1,968*	*1,996*	*(1%)*
Building Materials	*830*	*746*	*838*	*(1%)*	*11%*	*2,385*	*2,422*	*(2%)*
Housewares	*229*	*250*	*201*	*14%*	*(8%)*	*729*	*742*	*(2%)*
Domestic Sales	949	892	936	1%	6%	2,792	2,802	(0%)
Exports	773	795	719	8%	(3%)	2,290	2,358	(3%)
Revenues (Million Dollars)	173	176	170	2%	(1%)	527	516	2%
Metal and Automotive	*67*	*72*	*63*	*6%*	*(7%)*	*204*	*199*	*2%*
Building Materials	*83*	*78*	*86*	*(3%)*	*8%*	*247*	*242*	*2%*
Housewares	*23*	*26*	*21*	*12%*	*(12%)*	*76*	*74*	*2%*
Volume								
Metal and Automotive				*10%*	*(3%)*			*4%*
Building Materials				*13%*	*21%*			*10%*
Housewares				*16%*	*(6%)*			*11%*

Operating Income

Operating income for 3Q02 decreased year-over-year by 13% to Ps.191 million. As a result, operating margin declined to 11%, from 13% in 3Q01. This decrease can be explained mainly by higher overhead costs, not yet fully offset by the expected increase in sales at the Ceramic Tile business during the ramping-up of operations of the new San Luis Potosi Plant; expenses related to the launch of an advertising campaign and marketing strategy to position new products and designs of the Building Products Division; provisioning of the correspondent quarterly portion of the performance compensation program initiated at the beginning of the year; and temporary inefficiencies at the Bathroom Fixtures business.

Year-to-date, operating income increased 6% to Ps.659 million, from Ps.624 million for the same period last year. Operating margin improved to 13%, from 12% in 3Q01.

EBITDA for 3Q02 declined by 12% to Ps.309 million, or US$31 million. EBITDA margin decreased to 18%, from 21% for the same quarter of last year.

Year-to-date, EBITDA remained unchanged year-over-year at Ps.1,020 million. EBITDA margin also remained unchanged at 20%.

Table 2: Operating Income and EBITDA

	3Q02	2Q02	c 3Q01	YoY % Change	QoQ % Change	Nine Months 2002	Nine Months 2001	YoY % Change
Operating Income								
Million Pesos	191	227	219	(13%)	(16%)	659	624	6%
Margin	*11%*	*13%*	*13%*			*13%*	*12%*	
Million Dollars	19	24	22	(14%)	(19%)	69	62	10%
EBITDA								
Million Pesos	309	349	349	(12%)	(11%)	1,020	1,015	1%
Margin	*18%*	*21%*	*21%*			*20%*	*20%*	
Million Dollars	31	36	36	(13%)	(14%)	106	102	4%

Comprehensive Financial Cost (CFC)

The 7% year-over-year depreciation of the peso against the U.S. Dollar during the third quarter resulted in a non-cash foreign exchange loss of US$68 million.

As a result, CFC for the quarter was an expense of Ps.71 million, compared to an expense of Ps.96 million for the same period last year, when the peso had devaluated by 5% against the U.S. Dollar.

It is important to note that 100% of the Company's US$254 million bank debt is US$ denominated. Also, 47% of revenues and 35% of costs are US$ denominated.

Year-to-date, CFC was an expense of Ps.302 million, compared to an expense of Ps.59 million last year.

Table 3: Comprehensive Financial Cost

	3Q02	2Q02	3Q01	Nine Months 2002	Nine Months 2001
CFC	**71**	**250**	**96**	**302**	**59**
Financial expenses	30	31	36	103	154
Financial income	(23)	(23)	(40)	(64)	(69)
Foreign exchange fluctuation	68	248	114	299	12
Monetary gains	(4)	(6)	(14)	(36)	(38)

Majority Net Income (Loss)

For the quarter, the Company posted a net majority income of Ps.29 million, compared to a gain of Ps.24 million for the same period last year.

Year-to-date, net majority income decreased 45% to Ps.169 million, from Ps. 307 million in the same period last year.

Capital Expenditures (CAPEX)

Capex for the quarter was Ps.191 million, of which 36% was invested in the new San Luis Potosi ceramic plant, 38% in the new production facility for aluminum engines blocks and heads and 26% in the ductile iron foundry for auto parts.

The San Luis Potosi ceramic tile plant was completed in August and commenced operations in mid September.

Works at the aluminum foundry and the ductile iron foundry for auto parts are advancing in line with expectations. The ductile iron foundry for auto parts is scheduled to commence operations in the fourth quarter of 2003. The aluminum foundry will start operations in two stages, with heads production expected to start in the first quarter of 2003 and engine blocks in the second quarter of next year.

METAL AND AUTOMOTIVE DIVISION

For the third quarter, revenues of the Metal and Automotive Division represented 38% of GISSA's consolidated net sales.

Revenues

Revenues for 3Q02 improved year-over-year by 8% to Ps.663 million. This increase was mainly driven by:

- The 7% depreciation of the Mexican peso against the U.S. dollar since 100% of revenues from this division are US$ denominated;
- The 48% increase in sales volume at the Diesel business, driven by strong demand from Detroit Diesel, John Deere and Caterpillar. Orders from Detroit Diesel rose as the company builds up inventory ahead of the engine cycle; and
- A 15% increase in sales volume at the Aluminum Engine Heads business driven by strong demand from General Motors;

- The 1% year-over-year recovery in sales volume at the Iron Engine Blocks business.

Volumes at the Diesel business are expected to show a temporary decline for the fourth quarter of the year as the life cycle of the existing Detroit Diesel engines finalizes. To date, sales to Detroit Diesel represent 10% of this Division's total sales. GISSA expects that volumes will recover in the first quarter of 2003 as it begins to supply Detroit Diesel with the new generation of engines.

Year-to-date, revenues decreased by 1% to Ps.1,968 million. This decline reflects the 2% reduction in sales volume at the Iron Engine Blocks and Heads business resulting from the migration of certain engines from iron to aluminum.

Table 4: Sales - Metal and Automotive Division

	3Q02	2Q02	3Q01	YoY % Change	QoQ % Change	Nine Months 2002	Nine Months 2001	YoY % Change
Sales (Million Pesos)	663	691	616	8%	*(4%)*	1,968	1,996	(1%)
Sales (Million Dollars)	67	72	63	6%	*(7%)*	204	199	2%
*Iron Engine B & H (Gasoline)**	*39*	*40*	*38*	*2%*	*(2%)*	*118*	*121*	*(3%)*
*Aluminum Heads (Gasoline)**	*12*	*13*	*11*	*16%*	*(3%)*	*37*	*33*	*10%*
*Iron Engine B & H (Diesel)**	*13*	*14*	*10*	*36%*	*(8%)*	*39*	*33*	*20%*
Volume								
Iron Engine B & H (Gasoline)				*1%*	*(1%)*			*(2%)*
Aluminum Heads (Gasoline)				*15%*	*(6%)*			*12%*
Iron Engine B & H (Diesel)				*48%*	*(5%)*			*26%*

* Figures expressed in US$, as 100% of total sales of this division are US$ denominated.

Operating Income, EBITDA and Margin

Operating income for 3Q02 improved year-over-year by 21% to Ps.57 million, compared to Ps.47 million for 3Q01. Operating margin improved to 9%, from 8% for 3Q01.

The improvement in operating margin is the result of the increased sales volume as well as increased productivity as a result of the ongoing cost cutting program. These improvements were partially offset by the impact of several one-time events, mainly:

- Expenses related to scheduled maintenance at the Diesel business due to increased capacity utilization;
- Non-recurrent consulting fees for several strategic projects;
- Provision for the performance compensation program; and
- Overhead expenses at the new aluminum engine heads plant in preparation for the start up of operations in the first quarter of 2003.

Operating income for the nine-month period improved by 35% to Ps.235 million, representing a 12% margin, compared to 9% in 3Q01.

EBITDA for the quarter was Ps.116 million, up 3% from Ps.112 million in the 3Q01. EBITDA margin was 17%, compared to 18% in the year ago quarter.

EBITDA for the nine-month period increased by 11% to Ps.415 million, representing a 21% margin compared to 19% in the year ago period.

Table 5: Operating Income and EBITDA - Metal and Automotive Division

	3Q02	2Q02	3Q01	YoY % Change	QoQ % Change	Nine Months 2002	Nine Months 2001	YoY % Change
Operating Income								
Million Pesos	57	117	47	21%	(51%)	235	174	35%
Margin	*9%*	*17%*	*8%*			*12%*	*9%*	
Million Dollars	6	12	5	19%	(53%)	24	17	40%
EBITDA								
Million Pesos	116	176	112	3%	(34%)	415	374	11%
Margin	*17%*	*25%*	*18%*			*21%*	*19%*	
Million Dollars	12	18	11	1%	(36%)	43	37	15%

BUILDING MATERIALS DIVISION

For the third quarter, revenues of the Building Division represented 48% of GISSA's consolidated revenues.

Revenues

Revenues for the third quarter amounted to Ps.830 million, a 1% year-over-year decline. However, weighted average volumes at this Division increased by 20% driven by the Ceramic Tiles business and reflecting the ongoing recovery of the remodeling and construction market in Mexico and additional market share gains.

This strong recovery in sales volume, however, was offset by: pricing pressures at the Bathroom Fixture business and, to a lesser extent, at the Ceramic Tiles business; and, an unfavorable product mix at both the Bathroom Fixture and Water Heaters businesses. The unfavorable product mix at the Water Heaters business was driven by sales of low-end products as a result of the implementation of the housing programs in Mexico.

Revenues for the nine-month period decreased by 2% to Ps 2,385 million, from Ps.2,422 million for 3Q01. This decline resulted mainly from the weak pricing environment and the unfavorable product mix prevailing throughout the year.

Table 6: Sales - Building Materials Division

	3Q02	2Q02	3Q01	YoY % Change	QoQ % Change	Nine Months 2002	Nine Months 2001	YoY % Change
Sales (Million Pesos)	830	746	838	(1%)	11%	2,385	2,422	(2%)
*Ceramic Tiles**	*471*	*369*	*402*	*17%*	*27%*	*1,268*	*1,209*	*5%*
*Bathroom Fixtures**	*114*	*139*	*144*	*(20%)*	*(18%)*	*385*	*446*	*(14%)*
*Water Heaters**	*168*	*156*	*195*	*(14%)*	*7%*	*487*	*484*	*1%*
Sales (Million Dollars)	83	78	86	(3%)	8%	247	242	2%
Volume								
Ceramic Tiles				*16%*	*14%*			*13%*
Bathroom Fixtures				*15%*	*13%*			*3%*
Water Heaters				*4%*	*35%*			*9%*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 90% of total sales for this division.

Operating Income, EBITDA and Margins

Operating income for the third quarter totaled Ps.129 million, a 23% decrease compared to 3Q01. Operating margin declined to 15%, from 20% in 3Q01.

The 23% decline in operating income is the result of:

- Expenses related to the start -up of the new San Luis Potosí ceramic tile plant while it ramps up operations;
- Expenses in connection to the launch of an advertising campaign and marketing strategy to position new products and designs of the Building Products Division. This strategy has resulted contributed to the increase in sales volumes and market share gains;
- Provision for the performance compensation program started this year; and
- Temporary inefficiencies at the Bathroom Fixture business. Management expects this issue to be solved during the fourth quarter of this year with a return to the normal cost structure by the first quarter of 2002.

For the nine-months operating income was Ps. 350 million, a 3% decrease compared to the same period last year. Operating margin remained flat year-over-year at 15%.

EBITDA for the quarter declined year-over-year by 20% to Ps.173 million. EBITDA margin was 21%, compared to 26% for 3Q01.

For the nine-month period, EBITDA was Ps. 486 million, a 5% decline when compared to the same period last year. EBITDA margin declined to 20% from 21% for the same period last year.

Table 7: Operating Income and EBITDA - Building Materials Division

	3Q02	2Q02	3Q01	YoY % Change	QoQ % Change	Nine Months 2002	Nine Months 2001	YoY % Change
Operating Income								
Million Pesos	129	80	166	(23%)	61%	350	361	(3%)
Margin	*15%*	*11%*	*20%*			*15%*	*15%*	
Million Dollars	13	8	17	(24%)	56%	36	36	0%
EBITDA								
Million Pesos	173	128	217	(20%)	35%	486	511	(5%)
Margin	*21%*	*17%*	*26%*			*20%*	*21%*	
Million Dollars	17	13	22	(22%)	31%	50	51	(2%)

HOUSEWARES DIVISION

For the third quarter, revenues of the Housewares Division represented 13% of GISSA's overall consolidated revenues.

Revenues

Revenues for 3Q02 totaled Ps.229 million, a 14% year-over-year improvement. This recovery resulted from a 24% growth in sales volume at the Kitchenware business driven by increased exports and improved sales to the domestic wholesale market.

Year-to-date, revenues were Ps.729 million, a 2% year-over-year decline from Ps.742 million for the same period last year. The decline was due to pricing pressures in all the businesses of the Division that offset the 15% increase in weighted average volumes sold for the period.

Table 8: Sales - Housewares Division

	3Q02	2Q02	3Q01	YoY % Change	QoQ % Change	Nine Months 2002	Nine Months 2001	YoY % Change
Sales (Million Pesos)	229	250	201	14%	(8%)	729	742	(2%)
*Kitchenware Products**	*165*	*174*	*135*	*21%*	*(6%)*	*521*	*513*	*2%*
*Tableware Products**	*57*	*57*	*54*	*6%*	*1%*	*171*	*190*	*(10%)*
Sales (Million Dollars)	23	26	21	12%	(12%)	76	74	2%
Volume								
Kitchenware Products				*24%*	*(7%)*			*15%*
Tableware Products				*(6%)*	*(1%)*			*1%*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 90% of total sales for this division.

Operating Income, EBITDA and Margins

Operating income for the third quarter of 2002 decreased 16% year-over-year to Ps.5 million. Operating margin for the quarter declined to 2%, from 3% for 3Q01. This is primarily explained by pricing pressures at the Division, particularly at the Tableware business and additional expenses at the Kitchenware business including provisions for the performance compensation program and consultant fees in connection with legal and strategic advisory.

For the nine-month period, operating income was Ps.74 million an 18% decline from 3Q01. Operating margin declined to 10% from 12%.

EBITDA for the quarter remained unchanged at Ps.21 million. EBITDA margin decreased to 9%, from 11% for 3Q01.

Year-to-Date, EBITDA totaled Ps.118 million, a 10% decline when compared to the same period last year. EBITDA margin was 16%, compared to 18% for 3Q01.

Table 9: Operating Income and EBITDA - Housewares Division

	3Q02	2Q02	3Q01	YoY % Change	QoQ % Change	Nine Months 2002	Nine Months 2001	YoY % Change
Operating Income								
Million Pesos	5	30	6	(16%)	(82%)	74	90	(18%)
Margin	*2%*	*12%*	*3%*			*10%*	*12%*	
Million Dollars	1	3	1	(18%)	(83%)	8	9	(13%)
EBITDA								
Million Pesos	21	45	21	0%	(53%)	118	132	(10%)
Margin	*9%*	*18%*	*11%*			*16%*	*18%*	
Million Dollars	2	5	2	(2%)	(55%)	12	13	(5%)

ABOUT GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial companies. The Company operates three divisions with combined annual revenues of US$708 million for fiscal year 2001, and EBITDA of US$147 million, representing a margin of 21 percent. The Metal-Mechanical and Automotive Division operates the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, Castech, and Ditemsa plants. The Building Products Division includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Housewares Division includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuations.

Contacts:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth Intl.
Susan Borinelli
Tel.: 646-536-7018
E-mail: sborinelli@breakstoneruth.com

Jessica Anderson
Tel.: 646-536-7002
E-mail: janderson@breakstoneruth.com

# # #

FINANCIAL TABLES TO FOLLOW

Grupo Industrial Saltillo, S.A. de C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, in millions of constant pesos as of September 30, 2002)

	As of September 30,	
	2002	**2001**
ASSETS		
Current		
Cash and temporary investments	1,309	934
Trade receivables, net	1,292	1,167
Other receivables	224	13
Inventories	707	726
Other assets	19	22
Property, Plant and Equipment	**5,047**	**4,740**
Other Assets	**770**	**729**
TOTAL ASSETS	**9,368**	**8,331**
LIABILITIES		
Current		
Short term debt	61	0
Current portion of long term debt	52	258
Suppliers	509	318
Other liabilities (Income tax, EPS, and others)	695	577
Long term		
Long term debt	2,487	1,905
Deferred taxes	551	552
Long term sundry creditors	161	53
Stockholders' Equity	**4,851**	**4,668**
Total Liabilities and Stockholders' Equity	**9,368**	**8,331**

Financial Structure

	Third Quarter	
	2002	**2001**
Net Debt	1,292	1,229
Cash Position	1,309	934
EBITDA/Interest Expense[1]	11x	6x
Debt to EBITDA[2]	1.78	1.64

[1] Trailing twelve months EBITDA to trailing twelve months interest expense.
[2] Debt to twelve months EBITDA.

Grupo Industrial Saltillo, S.A. de C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, All numbers, except EPS in millions of constant pesos as of September 30, 2002)

INCOME STATEMENT

	Three-Month Period Ended September 30,			Nine-Month Period Ended September 30,		
	2002	2001	% Change	2002	2001	% Change
Net Sales	**1,722**	**1,655**	**4%**	**5,083**	**5,160**	**(1%)**
Metal Mechanical Division	663	616	8%	1,968	1,996	(1%)
Building Materials Division	830	838	(1%)	2,385	2,422	(2%)
Housewares Division	229	201	14%	729	742	(2%)
Cost of Sales	1,300	1,186	10%	3,821	3,761	2%
Operating expenses	231	250	(8%)	603	775	(22%)
Operating income	**191**	**219**	**(13%)**	**659**	**624**	**6%**
Metal Mechanical Division	57	47	21%	235	174	35%
Building Materials Division	126	166	(23%)	350	361	(3%)
Housewares Division	5	6	(16%)	74	90	(18%)
EBITDA	**309**	**349**	**(12%)**	**1,020**	**1,015**	**0%**
Metal Mechanical Division	116	112	3%	415	374	11%
Building Materials Division	173	217	(20%)	486	511	(5%)
Housewares Division	21	21	0%	118	132	(10%)
Comprehensive Financial Cost	**71**	**96**		**302**	**59**	
Financial expenses	30	36		103	154	
Financial income	(23)	(40)		(64)	(69)	
Foreign exchange fluctuation	68	114		299	12	
Monetary gains	(4)	(14)		(36)	(38)	
Other Income, Net	51	59		64	66	
Income Tax	41	35		129	168	
Employees' profit sharing	2	3		1	5	
Net Income	26	26	**(1%)**	164	325	**(50%)**
Minority Interest	(3)	2	(295%)	(5)	18	(130%)
Net Income of Majority Interest	29	24	**20%**	169	307	**(45%)**
Net Income per Share	0.10	0.09	20%	0.60	1.09	(45%)
Net Income per ADS	0.41	0.34	20%	2.38	4.35	(45%)
Operating cash flow per share	1.09	1.24	(12%)	3.59	3.59	0%
Operating cash flow per ADS	4.35	4.95	(12%)	14.36	14.37	0%
# of Shares Outstanding	284,035	282,522		284,035	282,522	

MARGINS

	Three Month Period Ended September 30,		Nine Month Period Ended September 30,	
	2002	2001	2002	2001
Operating Margin	**11%**	**13%**	**13%**	**12%**
Metal Mechanical Division	*9%*	*8%*	*12%*	*9%*
Building Materials Division	*15%*	*20%*	*15%*	*15%*
Housewares Division	*2%*	*3%*	*10%*	*12%*
EBITDA Margin	**18%**	**21%**	**20%**	**20%**
Metal Mechanical Division	*17%*	*18%*	*21%*	*19%*
Building Materials Division	*21%*	*26%*	*20%*	*21%*
Housewares Division	*9%*	*11%*	*16%*	*18%*
Net Income Margin	**2%**	**1%**	**3%**	**6%**